

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 3, 2017

Douglas E. Coltharp
Chief Financial Officer
HealthSouth Corporation
3660 Grandview Parkway, Suite 200
Birmingham, Alabama 35243

> **Re:** **HealthSouth Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 001-10315**

Dear Mr. Coltharp:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications